================================================================================
             SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a).

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                    EIMO OYJ
--------------------------------------------------------------------------------
                                (Name of Issuer)

       Series A Ordinary Shares, Accounting Counter Value (euro)0.25 each
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   282567 106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

    Elmar Paananen, Norokatu 5, FIN-15101 Lahti, FINLAND, 011-358-3-850-5430
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 With a copy to:

   John D. Saunders, Esq., Smith, Gambrell & Russell, 1230 Peachtree St., NE,
--------------------------------------------------------------------------------
                         Suite 3100, Atlanta, GA 30309
                         -----------------------------

                                 August 15, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         Continued on following page(s)
                               Page 1 of 12 Pages

--------------------------                           -------------------------
CUSIP NO. 282567 106                  13D                   Page 2 of 12 Pages
          ----------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

      Elmar Paananen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
      Joint Filing
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Finland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,800,000 (see Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,800,000 (see Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,500,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]
      The amount in Row (11) excludes 1,300,000 Series A shares of which
      Mr. Paananen disclaims beneficial ownership. Such shares are owned by E.A.T - Invest Oy (see page 7 of this Schedule 13D), a Company owned by the Paananen Family.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.4% (based on 64,680,000 Series A shares outstanding on 12/20/01)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

--------------------------                           -------------------------
CUSIP NO. 282567 106                 13D                    Page 3 of 12 Pages
          ----------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

      Jalo Paananen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
      Joint Filing
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Finland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,876,600 (see Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,876,600 (see Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,801,600
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]
      The amount in Row (11) excludes 75,000 Series A shares of which Mr. Paananen disclaims beneficial ownership. Such shares are owned by Nostera Oy (see page 8 of this Schedule 13D), a Company owned by the Paananen Family.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.4% (based on 64,680,000 Series A shares outstanding on 12/20/01
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

--------------------------                           -------------------------
CUSIP NO. 282567 106                 13D                    Page 4 of 12 Pages
          ----------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSON

      Annamari Jukko
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
      Joint Filing
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Finland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,500,000 (see Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,500,000 (see Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,500,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                     [_]
      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.4% (based on 64,680,000 Series A shares outstanding on (12/20/01)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

 -------------------------                               ---------------------
  CUSIP No. 282567 106                 13D                Page 5 of 12 Pages
           -----------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON

      Topi Paananen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
      Joint Filing
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Finland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,500,000 (see Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,500,000 (see Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,500,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      N/A                                                           [_]
-----------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.4% (based on 64,680,000 Series A shares outstanding on 12/20/01)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

 -------------------------                               ---------------------
  CUSIP No. 282567 106                 13D                Page 6 of 12 Pages
           -----------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON

      Anja Paananen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
      Joint Filing
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Finland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            253,000 (see Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             253,000 (see Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      253,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      N/A                                                           [_]
-----------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.4% (based on 64,680,000 Series A shares outstanding on 12/20/01)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

 -------------------------                               ---------------------
  CUSIP No. 282567 106                 13D                Page 7 of 12 Pages
           -----------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON

      E.A.T - Invest Oy
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
      Joint Filing
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Finland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,300,000 (see Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,300,000 (see Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,300,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      N/A                                                           [_]
-----------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.0% (based on 64,680,000 Series A shares outstanding on 12/20/01)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

 -------------------------                               ---------------------
  CUSIP No. 282567 106                 13D                Page 8 of 12 Pages
           -----------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON

      Nostera Oy
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
      Joint Filing
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Finland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            75,000 (see Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             75,000 (see Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      75,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      N/A                                                           [_]
-----------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.1% (based on 64,680,000 Series A shares outstanding on 12/20/01)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the Series A shares ("Series A shares") of Eimo Oyj, a corporation organized under the laws of Finland (the "Company"). The principal executive offices of the Company are located at Norokatu 5, FIN-15101 Lahti, Finland.

Item 2.   Identity and Background.
          -----------------------

          This Schedule 13D is filed jointly by (i) Jalo Paananen, Chairman of the Eimo Board of Directors and an individual resident of Finland; (ii) Elmar Paananen, Vice Chairman of Eimo and an individual resident of Finland; (iii) Annamari Jukko, an individual resident of Finland; (iv) Topi Paananen, a Project Manager of Eimo and an individual resident of Finland; (v) Anja Paananen, retired and an individual resident of Finland (the persons listed in (i) - (v) are collectively referred to herein as the "Paananen Family"); (vi) E.A.T - Invest Oy, a corporation organized under the laws of Finland; and (vii) Nostera Oy, a corporation organized under the laws of Finland (the persons and entities listed in clauses (i) - (vii) above are collectively referred to herein as the "Reporting Persons").

          None of the Reporting Persons has been convicted in a criminal proceeding during the last five years nor have any of the recording persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The business address of each Member of the Paananen Family is Norokatu 5, FIN-15101 Lahti, Finland. The business and principal office address of E.A.T-Invest Oy is Yliskylankaari 9 A, FIN-00840, Helsinki, Finland. E.A.T - Invest Oy's principal business is investments. The business and principal office address of Nostera Oy is Norokatu 5, FIN-15170, Lahti, Finland. The principal business of Nostera Oy is accounting services. Both E.A.T - Invest Oy and Nostera Oy are organized under the laws of Finland.

Item 3.   Source and Amount of Funds for Other Consideration.
          --------------------------------------------------

          This Schedule 13D is being filed as a result of the consummation of the Merger (as defined in Item 4 below). A Registration Statement on Form F-4 was filed by Eimo Oyj with the Securities and Exchange Commission (the "SEC") on February 9, 2001 (Registration No. 333-13154), as amended. A Form 8-A was filed with the SEC on August 13, 2001, registering Eimo American Depository Shares ("ADSs") on the NASDAQ National Market System under the symbol "EIMAV." Each Eimo ADS represents ten Eimo Series A shares. The Reporting Persons held their interests in the Eimo Series A shares prior to the merger with Triple S Plastics, Inc. ("Triple S"). The Reporting Persons acquired their interests in Eimo through a series of mergers involving a group of companies owned by the Paananen Family prior to 1998. The Reporting Persons also used personal funds from time to time to acquire their respective equity interests in Eimo.

Item 4.   Purpose of Transaction.
          ----------------------

          On August 15, 2001, pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of May 25, 2001 (the "Merger Agreement"), among Triple S, Spartan Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Eimo ("Merger Sub"), and Eimo, Merger Sub merged with and into Triple S and Triple S became a wholly owned subsidiary of Eimo (the "Merger"). At the time of the Merger, each outstanding share of Triple S common stock was converted into 4.5 Eimo Series A shares. The Series A shares issued in the Merger were issued in book entry form and are represented by American Depositary Receipts. The American Depositary Receipts are represented by American Depositary Shares traded on the NASDAQ National Market. Each American Depositary Share represents ten Eimo Series A shares.

          The Reporting Persons owned their Series A shares prior to the consummation of the Merger and are reporting their ownership on this Schedule solely to satisfy the new reporting requirements resulting from registration of the Eimo ADSs with the SEC.

Item 5.   Interest in the Securities of the Issuer.
          -----------------------------------------

          (a) The following calculations are based on 64,800,000 Eimo Series A shares outstanding as of December 20, 2001. Elmar Paananen presently owns 3,500,000 Eimo Series A shares, which amount represents approximately 5.4% of the outstanding Series A shares of Eimo. Jalo Paananen presently owns 4,801,600 Eimo Series A shares, which amount represents approximately 7.4% of the outstanding Series A shares of Eimo. Annamari Jukko presently owns 3,500,000 Eimo Series A shares, which amount represents approximately 5.4% of the outstanding Series A shares of Eimo. Topi Paananen presently owns 3,500,000 Eimo Series A shares, which amount represents approximately 5.4% of the outstanding Series A shares of Eimo. Anja Paananen presently owns 253,000 Eimo Series A shares, which amount represents approximately 0.4% of the outstanding Series A shares of Eimo. The beneficial ownership figures provided for the individuals listed above do not include the Eimo Series A shares held by E.A.T - Invest Oy or Nostera Oy. E.A.T - Invest Oy presently owns 1,300,000 Eimo Series A shares, which amount represents approximately 2.0% of the outstanding Series A shares of Eimo. Nostera Oy presently owns 75,000 Eimo Series A shares, which amount represents approximately 0.1% of the outstanding Series A shares of Eimo. As a group, the Reporting Persons presently own 16,929,600 Eimo Series A shares, which amount represents approximately 26.2% of the outstanding Series A shares of Eimo.

          (b) Each Reporting Person is the sole record owner of the securities identified in subsection (a) above, has sole power to vote or direct the vote of such securities. Each Reporting Person has the sole power to dispose or direct the disposition of all of their respective securities identified in subsection
(a) above. The Paananen Family owns E.A.T - Invest Oy and Nostera Oy. Elmar Paananen, as President of E.A.T - Invest Oy, has the power to vote and direct the disposition of the Eimo Series A shares owned by E.A.T - Invest Oy but disclaims beneficial ownership of such shares. Jalo Paananen, as Chairman of Nostera Oy, has the power to vote and direct the disposition of the Eimo Series A shares owned by Nostera Oy but disclaims beneficial ownership of such shares.

          (c) No transactions were affected by the Reporting Persons in Eimo Series A shares within the last sixty days.

          (d)  N/A

          (e)  N/A

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          On August 15, 2001 Elmar Paananen, Jalo Paananen, Topi Paananen, Annamari Jukko, A. Christian Schauer, Victor V. Valentine, Jr. and Daniel B. Canavan entered into a Liquidity and Registration Rights Agreement pursuant to which Messrs. Schauer, Valentine and Canavan were granted certain registration and resale rights in connection with the public sale of Eimo Series A shares in the United States and abroad.

          To the best knowledge of the Reporting Persons, except as otherwise described in this Schedule 13D and the documents referred to herein, there are at present no contracts, arrangements, understandings or relationships between any Reporting Person and any other person with respect to the securities of Eimo. The foregoing description of the Liquidity and Registration Rights Agreement is qualified in its entirety by reference to the Liquidity and Registration Rights Agreement, which is attached to this Schedule 13D on Exhibit 10.1.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          The following exhibits are filed with this Schedule 13D:

          Ex.  10.1 Liquidity and Registration Rights Agreement, dated as of
                    August 15, 2001, by and among Eimo Oyj, Jalo Paananen, Elmar Paananen, Annamari Jukko, Topi Paananen, Daniel B. Canavan,
                    A. Christian Schauer and Victor V. Valentine, Jr.

          Ex.  99.1 Agreement to File Joint Statement on Schedule 13D

                                   SIGNATURES

          After reasonable inquiry and to the best of the undersigned knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Date:     February 8, 2002                  /s/ Jalo Paananen
                                            ------------------------------------
                                            Jalo Paananen


                                            /s/ Elmar Paananen
                                            ------------------------------------
                                            Elmar Paananen


                                            /s/ Annamari Jukko
                                            ------------------------------------
                                            Annamari Jukko


                                            /s/ Topi Paananen
                                            ------------------------------------
                                            Topi Paananen


                                            /s/ Anja Paananen
                                            ------------------------------------
                                            Anja Paananen


                                            E.A.T-INVEST OY


                                            By: /s/ Elmar Paananen
                                               ---------------------------------

                                            Title:  President
                                                  ------------------------------


                                            NOSTERA OY


                                            By: /s/ Jalo Paananen
                                               ---------------------------------

                                            Title:  Chairman
                                                  ------------------------------